Filed by Albertsons Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.:  001-05742

INTEROFFICE COMMUNICATION

To:                 All Albertsons Companies Employees

From:            Bob Miller, Chairman and Chief Executive Officer

Date:              February 20, 2018

Subject:         Albertsons Companies Announces Merger with Rite Aid

Team,

Today, I am pleased to share with you that we’ve entered into an exciting, definitive merger agreement with Rite Aid. Combining our companies will allow us to offer our customers even more choice, flexibility, and convenience in their food, health, and wellness needs. Together, Albertsons Companies and Rite Aid will form a retail leader that encourages our customers to shop when, where, and how they want.

Though subject to customary regulatory approvals and approval by Rite Aid shareholders, when the deal closes we will operate approximately 4,900 locations across the country and offer patients access to more than 4,300 pharmacy counters and nearly 300 clinics. We will be a top food and drug retailer in most of the geographies we serve.

The deal is compelling for a number of reasons. The combined company will provide customers with more choice, more convenience, and enhanced access to health and wellness offerings. We will have the ability to provide same-day food and prescription delivery options; we’ll create an integrated platform for food, pharmaceutical, and health & beauty products; and we will extend Albertsons Companies’ decentralized operations approach, grocery expertise, and Own Brands offerings into Rite Aid locations. Our customers will now have access to a full suite of health and wellness products and services, including pharmacy offerings and in-store RediClinics in larger format Albertsons Companies stores as well as Rite Aid stores. There are also some really exciting things we can do to connect Rite Aid’s reliable pharmacy customer base to Albertsons Companies through loyalty programs and targeted marketing. These are just a few of the many strategic benefits of the combined company.

Between Albertsons Companies’ leading own brands and delivery platform, and Rite Aid’s expertise in health and wellness, we can provide everything our customers need—from their favorite fresh foods to top notch pharmacy and healthcare services to life’s little indulgences.

We expect the transaction will close in the second half of this year. When it does, the combined company will be dual-headquartered in Boise, Idaho and Camp Hill, Pennsylvania. The combined company is expected to be publicly traded on the New York Stock Exchange. Rite Aid’s current Chairman and CEO, John Standley, will be our CEO. I will continue to serve as Chairman. I will remain involved in operations and key decisions and help to ensure the company is positioned for long-term success.

On a personal note, I have known John for more than 20 years. I worked with him closely at both Fred Meyer and Rite Aid, where he served as Chief Financial Officer. He has a rich background in the food and drug industry. He’s an exceptional leader whom I trust, and I think our combined company’s leadership team will be unparalleled.

When we had fewer than 200 stores it would have been hard to imagine a day like today. Over the years, though, we have earned a well-deserved reputation for successfully executing mergers and acquisitions that expand our footprint in new and existing markets. When this deal is complete, our projected annual revenue will be $83 billion, making us a key competitor in the industry. You have all played a role in getting us to this point. Thank you for all you have done. It’s truly due to your hard work and dedication that we have reached this important milestone.

I know you have many questions. We will begin to answer what we can in due course with town hall forums and additional communications as we have information to share. Meantime, however, it’s business as usual, and you can email things that are on your mind to communications@albertsons.com. Sales are gaining ground, we’re expanding our e-commerce offerings, and rolling out Plated in more stores. Let’s continue to build on our momentum and make 2018 a fantastic year!

Thank you for everything you do every day to make our company successful.

Important Notice Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger agreement between Albertsons Companies Inc. (“Albertsons Companies”) and Rite Aid Corporation (“Rite Aid”) and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements.  Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement.  The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.  Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; risks related to the ability of Albertsons Companies and Rite Aid to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring a party to pay the other party a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Rite Aid or Albertsons Companies; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Albertsons Companies and Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ending 4 March 2017 filed with the Securities and Exchange Commission (“SEC”) and will be found in the Form S-4 that will be filed with the SEC by Albertsons Companies in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Albertsons Companies, Rite Aid, and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the proposed strategic combination involving Rite Aid and Albertsons Companies Inc., Rite Aid and Albertsons Companies Inc. intend to file relevant materials with the SEC, including that Albertsons Companies Inc. will file a registration statement on Form S-4 that will include a proxy statement/prospectus to be distributed to Rite Aid stockholders.  Rite Aid will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s Web site (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s Web site (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention:  Senior Director, Treasury Services & Investor Relations.  Copies of documents filed with the SEC by Albertsons Companies Inc. will be made available, free of charge, on Albertsons Companies’ website at www.albertsonscompanies.com.

Participants in Solicitation

Rite Aid, Albertsons Companies Inc. and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Rite Aid common stock in respect of the proposed transaction. Information regarding Rite Aid’s directors and executive officers is available in its definitive proxy statement for Rite Aid’s 2017 annual meeting of stockholders filed with the SEC on June 7, 2017, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Information about the directors and executive officers of Albertsons Companies will be set forth in the Form S-4.  Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.